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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

CONVERIUM HOLDING AG
(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: February 20, 2003

Disclosure regarding the date of Converium Holding Ltd’s 2nd Annual General Meeting

SWX Swiss Exchange
E-PUB-MAP
Frau Claudia Pfund
Postfach
8021 Zürich

Your reference

Our reference

Date 20.02.2003

Issuer: Sec. ID no.: ISIN:	Converium Holding Ltd 1’299’771 CH0012997711

In accordance with art. 8 of the Articles of Incorporation of Converium Holding Ltd and with para. 3.01 (date of the next shareholders’ meeting) of the checklist published as enclosure 1 of the ‘‘Reports required in order to maintain a listing” (Art. 64 – 75 KR), we herewith inform you that Converium Holding Ltd’s 2nd Annual General Meeting will take place in the Casino Zug, in Zug, on Tuesday, May 27, 2003 at 10 a.m.

With best regards,

Converium Holding Ltd

_______________ Barbara Barta Legal Counsel	_______________ Livia Gassner Legal Counsel